UNITED AMERICAN CORPORATION
1080 Beaver Hall, Suite 155
Montreal, Quebec, Canada H2Z 1S8

February 22, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: William H. Demarest
Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re:	United American Corporation (the “Company”)
Form 8-K filed February 13, 2006
File No. 0-27621

Dear Mr. Demarest:

In connection with the Company’s response to the Commissions comments in a letter dated February 15, 2006, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United American Corporation
By:	/s/ Simon Lamarche
Simon Lamarche Chief Executive Officer, Chief Financial Officer, and Director